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                                    EXHIBIT 2.3

                               CONSULTING AGREEMENT


         THIS CONSULTING AGREEMENT (this "Agreement") is made and entered into as of October 10, 1997, to be effective October 1,1997, by and between Transafe Corporation, a Delaware Corporation ("Transafe"), and E. Scott Walter, an individual now residing in Southold, New York ("Consultant").

                                        RECITALS

         A. Pursuant to an Asset Purchase Agreement, dated as of October 10, 1997 , effective October 1, 1997, (the "Acquisition Agreement"; capitalized terms used and not otherwise defined in this Consulting Agreement being used herein as defined in the Acquisition Agreement) Transafe acquired certain assets of Roadway Safety Services, Inc., Momentem Management, Inc. and Fitch Barrier Corporation (together, "Roadway").

         B. Consultant is a shareholder, director and officer of Roadway and is experienced in matters related to the Business that would be beneficial to Transafe.

         C. Transafe desires to engage Consultant as a consultant in order to achieve certain objectives of the Business, and Consultant desires to accept the engagement, as provided in this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained and the mutual benefits provided, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1.   Certain Definitions.  For the purposes of this Consulting
Agreement:

              (a) "Authorized Representative" shall mean Leslie J. Jezuit or any other person designated from time to time by Mr. Jezuit.

              (b) "Product Information" shall mean all information, inventions (whether or not patented or patentable), writings (whether or not copyrighted or copyrightable) and discoveries, including improvements relating to Transafe Products or the technology or know-how of Transafe, Roadway or their Affiliates.

              (c) "Proprietary Material" shall mean information deemed by and treated by Transafe, Roadway or their Affiliates, in the ordinary course of business operations, as confidential to Transafe, Roadway or their Affiliates, such as but not limited to product pricing, cost information, profit margins, customer lists, market research, sales and market plans, design characteristics, manufacturing costs, strategic plans or financial plans or arrangements or any research, technical, manufacturing or commercial activities, strategic plans, or other information or discoveries of Roadway, Transafe or their Affiliates, which are known to or ascertainable by Consultant.

              (d) "Transafe Products" shall mean or refer to any current or planned products, services, apparatus or processes or uses thereof or therefor or products or services which any of Transafe, or Roadway or their Affiliates has developed or is actively engaged in developing, has acquired or will acquire, both prior to the date hereof and during the Consultation Period, and shall expressly include all products developed or designed by Roadway, whether or not commercially marketed, but shall expressly not include any Transafe Product designed for motorized racetrack and racecourse use.

         2. Consulting Term. Transafe hereby retains Consultant as a consultant, and Consultant hereby accepts such engagement, in accordance with the terms and conditions of this Consulting Agreement for a term commencing on the date hereof and ending on September 30, 2007 (unless sooner terminated as provided in Section 9 below (the "Consultation Period").



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         3.   Consulting Services.

              (a) During the Consultation Period, Transafe shall employ Consultant as a consultant, within the range of his experience and expertise, to advise and assist Transafe with regard to highway safety products, inventions and improvements, transportation safety issues and other related projects, including but not limited to serving as a witness or an expert in a contested matter or in preparation therefor (the "Consulting Services"). Consultant agrees to be reasonably available for Transafe on an exclusive basis during normal business hours to perform the Consulting Services as assigned to him by the Authorized Representative from time to time. Consultant will perform the Consulting Services at such times and places as the Authorized Representative shall reasonably request. All Consulting Services will be performed by Consultant in accordance with Transafe's reasonable requests and in a manner consistent with appropriate ethical and professional standards. Consultant will at all times use his best efforts and in good faith act to promote the success of Transafe's business and will cooperate fully with the Authorized Representative.

              (b) During the Consultation Period, Consultant will report to Transafe from time to time regarding technological developments and marketing opportunities and strategies that may be of interest to Transafe with respect to its business.

              (c) Without limitation, Consultant shall (i) assist Transafe in the transition of the Roadway suppliers and customers to Transafe; (ii) supervise the conduct of the Business and its transition to Transafe if and to the extent requested by the Authorized Representative; (iii) utilize his contacts in the industry to assist Transafe's obtaining additional suppliers and customers; (iv) provide training to any Transafe employees responsible for aspects of the Business including the operations, marketing and administration of the Business; (v) make sales calls and participate in Transafe Product presentations; and (vi) develop marketing surveys and advertising programs.

              (d) During the first 90 days of the Consultation Period, Consultant agrees to be available to Transafe on an "as needed" basis (which shall not be limited to normal business days or working hours) at the Ronkonkoma facility, at Transafe's Chicago headquarters, at the Transafe office and facility and as otherwise requested by Transafe. Thereafter, for the remainder of the Consultation Period, Consultant shall be available for a minimum of 300 hours and a maximum of 400 hours of Consulting Services during each twelve-month period.

              (e) During the Consultation Period, Consultant will report to Transafe from time to time regarding technological developments that may be of interest to Transafe with respect to the Business. Consulting and advising via telephone, facsimile transmission and correspondence, as well as in person, shall constitute performance of Consultant's services hereunder if appropriate.

         4.   Compensation.

              (a) As compensation for the services rendered by Consultant pursuant to Section 3 of this Consulting Agreement and for the covenants of Consultant pursuant to Sections 5, 6 and 7, Transafe will pay Consultant the sum of $500,000 per annum during the Consultation Period, payable quarterly on or about the last day of each December, March, June and September during which this Consulting Agreement remains in effect.

              (b) Consultant shall be solely and fully responsible for paying any and all taxes, FICA, or other amounts required to be withheld by any governmental entity or authority having jurisdiction over the matter. Consultant shall hold Transafe harmless from any liability for such amounts. Consultant expressly agrees and understands that the benefits available to certain employees of Transafe, such as health insurance, disability benefits, pensions and annuities, death benefits, savings plans and others shall not be

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available to Consultant hereunder.

              (c) Transafe shall reimburse Consultant for out-of-pocket expenses which Consultant incurs in the course of providing the Consulting Services in amounts which Transafe has approved in advance in writing and for which Consultant invoices Transafe in such reasonable detail and form and according to Transafe's policies and procedures.

       5.   Transafe Proprietary Rights.

            (a) Consultant agrees that all Proprietary Material and Product Information (collectively "Information") created by Consultant (alone or with others and regardless of whether or not such information was created during Transafe's customary business hours or at Transafe's place of business) during the term of this Consulting Agreement shall be and remain the sole property of Transafe and shall be considered "works made for hire" free and clear of any rights or claims that may be made by Consultant or any other entity. To the extent such Information created by Consultant may not be deemed "work for hire" under applicable law, Consultant hereby assigns to Transafe all right, title and interest in and to Consultant's copyrights for such Information.

            (b) Consultant shall not file any copyright or patent applications covering or claiming Information except with the prior written consent of Transafe (and any such filings made in violation hereof deemed void). At the request of Transafe, and without additional consideration for time spent in complying with this obligation, Consultant shall (i) promptly execute such documents and perform such other acts as Transafe deems necessary to vest in Transafe or its designate title to Information, or (ii) obtain, with respect to Information, copyrights and/or patents in any jurisdiction or jurisdictions, and assign to Transafe or its designees such copyright or patent applications, whether or not active, and the copyrights or patents relating thereto.

            (c) During the Consultation Period, Consultant agrees to disclose promptly in writing to the Authorized Representative all Information in Consultant's possession as to possible applications thereof to industry and other uses thereof or therefor and to keep a written record of Consultant's activities under this Agreement, such records being the sole property of Transafe.

            (d) The provisions of Section 5 shall survive the termination of this Consulting Agreement.

       6.   Confidentiality.

            (a)  With respect to Information, Consultant agrees, unless
(i) the Information to be disclosed has otherwise become public knowledge through no fault of Consultant where the disclosing person was not under an obligation not to disclose such information, or (ii) the Information to be disclosed was available to Consultant prior to its disclosure to Consultant, provided that Consultant informs Transafe of this fact in writing at the time of receiving the Information from Transafe:

                 (i) To hold all Information in strict confidence forever and not publicize or otherwise disclose any thereof except to or with the prior written consent of the Authorized
       Representative or as required by law;

                 (ii) Never to disclose or make any use of any Information and never copy any such Information or remove it from Transafe's premises, except such use as is required in the performance of Consultant's duties to Transafe or as permitted under licensing or other agreements with Transafe; and

                 (iii) Always to use all reasonable precautions to assure that all the Information is properly protected and kept from unauthorized persons.

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            (b)  Upon termination of the Consultation Period, or upon
request of Transafe at any time, Consultant agrees to deliver to Transafe all written and recorded materials and all substances, models, mechanisms and the like, including customer lists, documents, research data, reports, equipment, software, tapes, discs, illustrations, samples, and manuals containing or relating to the Information, it being agreed that all such written materials and other things shall be and remain the sole property of Transafe. For this purpose, "written materials" shall be deemed to mean and include letters, memoranda, reports, notes, notebooks, books of account, data, drawings, prints, plans, specifications, formulae and all other documents or writings, and all copies thereof.

            (c) It is agreed that the provisions of Section 6 shall survive the termination of this Agreement.

       7.   Non-Compete.

            (a) Consultant expressly covenants that he and his Affiliates, directly or indirectly: (i) will not offer or perform, nor will he accept compensation for, any services with regard to highway safety products, transportation safety issues or other related subjects, either on his own behalf or on behalf of any other Person or entity who is or who may become in direct or indirect competition with Transafe, in any aspect of the highway safety products market anywhere in the world; (ii) will not own, manage, operate, provide financing to, or join, control or participate in the ownership, management, operation or control of, or provision of financing to, any business wherever located (whether in corporate, proprietorship or partnership form or otherwise), if such business is competitive with the Business or with any other business operated by Transafe; (iii) will not do or say anything which is harmful to the reputation of the Business or Transafe, or which may lead any Person to cease to deal with Transafe on substantially equivalent terms to those previously offered to Roadway or at all; or (iv) will not seek to contract with or engage in such a way as to adversely affect the Business any Person who or which is party to an agreement with or has otherwise been engaged to manufacture, assemble, supply or deliver products, goods, materials or services to the Business at any time; provided, however, Consultant shall be entitled to conduct and participate in a transportation safety systems business limited to motorized vehicle racetracks and racecourses, if such participation is done through Impact Dynamics, L.L.C. or another entity owned by Consultant and Transafe.

            (b) Consultant shall refrain, in any manner (other than as an agent of Transafe), directly or indirectly, from (i) soliciting or attempting to solicit, any business from any current or former customer of Transafe or Roadway for purposes of providing products or services that are competitive with the Business, Transafe Products, or Transafe's activities, or (ii) soliciting or attempting to solicit on his behalf or on behalf of any other person, firm, corporation or entity, any employee of Transafe or its Affiliates.

            (c) The provisions of Section 7 shall survive the termination of this Consulting Agreement.

       8. Right to Injunctive Relief. Consultant acknowledges that Sections 5, 6 and 7 of this Consulting Agreement are of a special, unique, extraordinary and intellectual character, which gives them particular value, the loss of which will render irreparable harm to Transafe that cannot be adequately or reasonably compensated in damages in an action at law. Accordingly, Consultant further acknowledges that Transafe shall therefore be entitled to any and all equitable relief, including without limitation injunctive relief and specific performance, and to any other remedy that may be available under any applicable law or agreement between the parties, and to recover from Consultant all costs of litigation, including without limitation attorneys' fees and court costs. This provision shall not, however, be construed as a waiver of the rights of Transafe to obtain other remedies at law or in equity.

       9.   Termination

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            (a)  The Consultation Period, Transafe's obligation to pay
Consultant compensation as provided in Section 3, and any and all other rights of Consultant under this Consulting Agreement will terminate (except as otherwise provided in Sections 5, 6, and 7): (i) upon the death of Consultant; (ii) upon the disability of Consultant, immediately upon notice from either party to the other; or (iii) for cause, immediately upon notice from Transafe to Consultant, or at such later time as such notice may specify.

            (b) For purposes of this Section 9, Consultant will be deemed to have a "disability" if, for physical or mental reasons, Consultant is unable to perform the essential functions of Consultant's duties under this Consulting Agreement for 90 consecutive days, or 180 days during any twelve month period, as determined in accordance with this Section 9. The disability of Consultant may be determined by a medical doctor selected by written agreement of Transafe and Consultant upon the request of either party by notice to the other. If Transafe and Consultant cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor who will determine whether Consultant has a disability.

            (c)  For purposes of Section 9, the phrase "for cause" means:
(i) Consultant's breach of Sections 5, 6 and 7 of this Consulting Agreement or any other agreement between Consultant and Transafe or its Affiliates; or
(ii) the appropriation (or attempted appropriation) of a material business opportunity of Transafe or its Affiliates, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of Transafe or its Affiliates.

            (d) If this Consulting Agreement is terminated by either party as a result of Consultant's disability, as determined pursuant to
Section 9, or death, Transafe will pay Consultant for Consulting Services through the remainder of the calendar month during which such termination is effective, and will then pay Consultant, his estate, heirs or designated beneficiary (as the case may be) the balance of the compensation as provided in Section 3 through September 30, 2007. If Transafe terminates this Consulting Agreement for cause, Consultant will be entitled to receive compensation only for Consulting Services through the effective date of such termination.

       10. Independent Contractor. Notwithstanding anything in this Consulting Agreement, Consultant is an independent contractor with authority to select the means and method of performing the Consulting Services except as may otherwise be requested by Transafe. Consultant is not an employee or agent of Transafe and any action taken by Consultant which is not authorized by this Consulting Agreement or any other written agreement between Transafe and Consultant will not bind Transafe or create any claim against Transafe. Unless otherwise specifically authorized by this Agreement or any other written agreement between Transafe and Consultant, Consultant has no authority to transact any business or make any representations or promises in the name of Transafe or on behalf of Transafe. Consultant shall not represent to anyone that his relationship to Transafe under this Agreement is other than that of an independent contractor for limited purposes.

       11. Set Off. Consultant agrees that Transafe may, to the extent Consultant and his Affiliates fail to pay any claim for indemnification to Transafe or its Affiliates pursuant to the Acquisition Agreement within thirty (30) days of notice by Transafe or its Affiliates requiring such indemnification, set off said amounts claimed against any sums otherwise due and owing Consultant pursuant to this Consulting Agreement, notwithstanding the amounts claimed arise from amounts due and owing by Consultant and his Affiliates in other capacities.

       12.  Warranties.    Each party hereto represents and warrants that he
or it has the right to enter into and fully perform his or its obligations under this Agreement and that this Agreement is his or its legal, valid and binding agreement enforceable against him or it in accordance with its terms.

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       13.  Severability.  If any covenant or provision contained herein is determined to be void or unenforceable, in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision.

       14. Assignment. This Consulting Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their heirs, devisees, successors and assigns. Transafe may assign this Consulting Agreement in whole or in part without the prior written consent of Consultant. Consultant may not assign or delegate any rights or responsibilities under this Consulting Agreement, in whole or in part.

       15. Governing Law, Arbitration. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois, without reference to the conflict of laws principles thereof. In the event a dispute arises between the parties with regard to the terms and conditions of this Consulting Agreement, the parties agree to submit such dispute to binding arbitration in Chicago, Illinois under the then-current rules of the American Arbitration Association.

       16. Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate address and facsimile numbers set forth (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

            If to Transafe:     Transafe Corporation
                                One East Wacker Drive
                                Chicago, IL 60601
                                Attn:  Leslie J. Jezuit
                                Facsimile:  (312) 467-1356

            With a Copy To:     McBride Baker & Coles
                                500 West Madison Street
                                40th Floor
                                Chicago, IL 60661
                                Attn:  Anne Hamblin Schiave
                                Facsimile:  (312) 993-9350

            If to Consultant:   E. Scott Walter
                                80 Remington Boulevard
                                Ronkonkoma, NY 11779
                                Facsimile No. 516-588-6394

            With a Copy To:     Soberman, Shulman & Rosenberg
                                2001 Marcus Avenue
                                Lake Success, NY 11042
                                Attn:  Alan R. Soberman
                                Facsimile No. 516-437-7292

       17. Counterparts. This Consulting Agreement may be executed in one or more counterparts, each of which will be deemed to be one original copy of this Consulting Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement.

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       IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first set forth above.

                                TRANSAFE CORPORATION



                                By: /s/ Leslie J. Jezuit
                                    ---------------------
                                  Its: President & CEO




                                /s/ E. Scott Walter
                                  ------------------------
                                E. Scott Walter
                                Consultant



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